Filed by Hut 8 Corp.

Pursuant to Rule 425 Under the Securities Act of 1933, as amended

Subject Companies: U.S. Data Mining Group, Inc. and Hut 8 Mining Corp.

Commission File No.: 001-40487

Hello US Bitcoin Corp team,

The leadership team and I have a big announcement to share with you: moments ago, we announced that Hut 8 and U.S. Data Mining Group, Inc. dba “US Bitcoin Corp” have agreed to come together under an all-share merger of equals.

We believe this transaction will dramatically enhance the trajectory of our businesses and forge a leading digital asset mining, hosting, managed infrastructure operations, and high performance computing organization with strong financial and operating metrics.

You can find the full scope of these changes in the media release, which was disseminated this morning.

This is big news for us – here are some additional details that may affect your day-to-day:

•	US Bitcoin Corp’s co-founder Asher Genoot will continue as President and co-founder Michael Ho will become Chief Strategy Officer. Jaime Leverton, current CEO of Hut 8, will be CEO of the combined entity

•	Our leadership team will stay with all of us through the merger

•	Our expanded team will be ~210 strong, with team members located across North America

•	We remain committed to our mining, hosting, and mining infrastructure operations businesses in the unified entity’s strategy

•	The combined company will be named “Hut 8 Corp” and the transaction is expected to be completed by late Q2 2023

•	If you get any questions from vendors, customers or other stakeholders, please reach out to either Matt Prusak or Sam Gage for support

•	All USBTC customers and key partners will be notified shortly about this announcement

I am sure you have many questions, and we look forward to answering them and sharing more about the Hut 8 team and why we think this is a great fit. Please join us at 10 a.m. ET for a Company Town Hall to discuss this further.

Looking forward to chatting with each of you shortly.

Best,

Asher Genoot

Here is the fine print, that we were asked to include for legal purposes:

Additional information about the transaction and where to find it

In connection with the transaction, that, if completed, would result in new Hut 8 becoming a new public company, new Hut 8 is expected to file a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities Exchange Commission (the “SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read, when available, the Form S-4, including any amendments thereto, the Hut meeting circular, as well as other documents to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials will contain important information about USBTC, Hut, new Hut 8 and the transaction. New Hut 8 also has, and will, file other documents regarding the transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut’s shareholders or USBTC's stockholders in connection with the transaction. Investors and security holders will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by new Hut 8 through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

No Offer or Solicitation

This post is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

Cautionary note regarding Forward–Looking Information

This communication includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward looking information”). All information, other than statements of historical facts, included in this communication that address activities, events or developments that Hut 8 Mining Corp. (“Hut 8”) or U.S. Data Mining Group, Inc. (“USBTC”) expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of each company’s businesses, operations, plans and other such matters is forward-looking information. Forward looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “allow”, “believe”, “estimate”, “expect”, “predict”, “can”, “might”, “potential”, “predict”, “is designed to”, “likely” or similar expressions. In addition, any statements in this communication that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information and include, among others, statements with respect to: (i) the expected outcomes of the transaction, including Hut 8 Corp.’s (“New Hut”) assets and financial position; (ii) the ability of Hut 8 and USBTC to complete the transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; (iii) the expected synergies related to the transaction in respect of strategy, operations and other matters; (iv) projections related to expansion; (v) expectations related to New Hut’s hashrate and self-mining capacity; (vi) acceleration of ESG efforts and commitments; and (vii) the ability of New Hut to execute on future opportunities, among others.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. While considered reasonable by Hut 8 and USBTC as of the date of this communication, such statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the ability to obtain requisite shareholder approvals and the satisfaction of other conditions to the consummation of the transaction on the proposed terms or at all; the ability to obtain necessary stock exchange, regulatory, governmental or other approvals in the time assumed or at all; the anticipated timeline for the completion of the transaction; the ability to realize the anticipated benefits of the transaction or implementing the business plan for New Hut, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the ability to realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact on mining activities; the potential impact of the announcement or consummation of the transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; the outcome of any litigation proceedings in respect of USBTC's legal dispute with the City of Niagara Falls, New York; security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; the COVID-19 pandemic; climate change; currency risk; lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; changes in network and infrastructure; system interruption; changes in leasing arrangements; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to New Hut’s mining sites.